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                                April 8, 2021

       Daniel G. Cohen
       Chief Executive Officer
       FinTech Acquisition Corp. VI
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104-2870

                                                        Re: FinTech Acquisition
Corp. VI
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 26,
2021
                                                            File No. 333-253422

       Dear Mr. Cohen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No.1 to Registration Statement on Form S-1

       Principal Stockholders, page 111

   1.                                                   In your subsequent
amendment, please update the information in the principal
                                                        stockholders table.
Also tell us whether there is a familial relationship between Ms. Betsy
                                                        Z. Cohen and Mr. Daniel
G. Cohen, your chairman of the board of directors.
       Exclusive forum for certain lawsuits, page 127

   2. You suggest here and in the related risk factor at page 53 that "the federal district courts
                                                        ... shall, to the
fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting
a cause of action arising under the Securities Act of 1933...."
                                                        However, in the amended
charter which you have filed as exhibit 3.2(b), Article XII
                                                        provides in part that
with respect to "any action arising under the federal securities laws,"
 Daniel G. Cohen
FinTech Acquisition Corp. VI
April 8, 2021
Page 2
       rather than the federal district courts, "the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction." Please revise to reconcile your disclosures with the text of the amended charter, or advise.
General

3. Based on public filings, it appears that Mr. Daniel G. Cohen, your chairman of the board of directors, will also serve as the chairman of the board of directors for FTAC Zeus
       Acquisition Corp. Please revise to update your disclosures to fully describe management's experience and any related conflicts of interest, as appropriate, or advise.
        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special
Counsel, at (202) 551-3707 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-
3642 with any other questions.



                                                              Sincerely,
FirstName LastNameDaniel G. Cohen
                                                              Division of
Corporation Finance
Comapany NameFinTech Acquisition Corp. VI
                                                              Office of Energy
& Transportation
April 8, 2021 Page 2
cc:       Mark E. Rosenstein, Esq. of Ledgewood, PC
FirstName LastName